

Mail Stop 4561

April 3, 2018

Patrick Morley
Chief Executive Officer
Carbon Black, Inc.
1100 Winter Street
Waltham, Massachusetts 02451

> **Re: Carbon Black, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted March 16, 2018**
> **File No. 377-01883**

Dear Mr. Morley:

We have reviewed your amended draft registration statement and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Solutions, page 4

1.   You state that the prospectus contains information from a report commissioned by you and prepared by MRG Effitas Ltd. Please provide us with a copy of the MRG Effitas Ltd. report for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cohort Contribution Margin Analysis, page 65

2.   Please discuss the reasons for the negative contribution margin related to your 2015 customer cohort and the significant increase in contribution margin in 2016.

Key Metrics, page 69

3.   In the tabular disclosure of key metrics, you include non-GAAP measures of free cash flow, free cash flow margin, and non-GAAP operating loss, without the comparable GAAP measures. Please include comparable GAAP measures for each of the non-GAAP measures within the same table, including loss from operations and amounts for the three major categories of the statements of cash flows. See Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on October 17, 2017.

Index to Consolidated Financial Statements

Carbon Black, Inc.

Notes to Consolidated Financial Statements

Note 20. Subsequent Events, page F-63

4.   Please disclose the estimated financial effect of the grants of stock options and restricted stock units in January 2018. Refer to ASC 855-10-50-2(b).

         You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information Technologies
                                        and Services

cc: Kenneth J. Gordon, Esq.
         Goodwin Procter LLP